

July 15, 2020

Aditya Mittal
President and Chief Financial Officer
ArcelorMittal
24-26, Boulevard d'Avranches, L-1160 Luxembourg
Grand Duchy of Luxembourg

>   **Re: ArcelorMittal**
>   **Form 20-F for the Year Ended December 31, 2019**
>   **Filed March 3, 2020**
>   **File No. 001-35788**

Dear Mr. Mittal:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the year ended December 31, 2019

Financial Statements
Note 5: Goodwill, Intangible and Tangible Assets
5.3 impairment of intangible assets, including goodwill, and tangible assets , page F-52

1. We note the company's net book value significantly exceeds its market capitalization. We also note this trend has persisted for a considerable period of time and the degree to which net book value exceeds market capitalization has substantially increased. Given that declines in market capitalization may indicate potential asset impairments, please explain if and how this factor has impacted your asset impairment assessments. Please more fully explain and address the following:
   - Explain how you determine your cash generating units for impairment testing of property, plant and equipment;
   - Explain how you determine and assess the reasonableness of the useful lives of property, plant and equipment;
   - Explain how you determine your groups of cash generating units for impairment

testing of goodwill;
- Since recoverable amounts appear to exceed market capitalization, explain how you determine the material assumptions underlying your impairment analyses and how you determine each material assumption is reasonable and supportable; and
- Explain how you assess the reasonableness of your fair value estimates, including if and how you reconcile your fair value estimates to your market capitalization.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing